[TOY OVERLORD INC DBA MEGALOPOLIS]



ANNUAL REPORT

support@megalopolis.toys
(877) 599 - 8697
www.megalopolis.toys

This Annual Report is dated May 13, 2020.

BUSINESS

Business Description

Megalopolis is a quickly rising collectible toys brand with both an online and brick-and-mortar presence, as well as a mobile app for Android and iOS. In addition to our co-branded exclusives and proprietary product lines, Megalopolis sells licensed collectibles for huge fandoms like DC, Marvel, Transformers and WWE (to name only a few). These licensed items include largely import and rare collectibles not found at mass retail.

Our customers are largely 25-45 (Millennial and Gen X) & male, attend or follow Comic Con, are tech-savvy (80% of our traffic is mobile), and are collector "completists" who buy whole runs of action figures instead of just one or two. About 30% of our orders are international, with the highest concentration coming from Mexico, Canada, Spain, France, Australia, Brazil and Japan.

The market segment we occupy is lucrative--occupying roughly 10% ($1.9 bil.) of the global toys & games market1 -- but under-serviced, as current the top three e-commerce collectibles companies combined net only about $160 million per year2-4.

We are galvanizing the disparate threads of the collector community that have no current home base. Megalopolis builds its own meta-fandom by nailing what its compeititors miss -- truly memorable branding (including a mascot and cast of characters that have their own content and merchandise), a seamless buying experience across platforms, and genuine value.

The long-term vision (and long-term growth driver) for Megalopolis is to grow several key appendages to its core business. These include a subscription media streaming platform -- available as an upgrade to Megalopolis Mobile -- which will include content from current media partners like Pixel Dan & Shartimus Prime, as well as new original series and content. It also includes VR development for games and virtual conventions, and monitizing proprietary brands & characters through licensor deals.

Having eclipsed our revenue total for 2018 within 5 months this year (by May 2019), we believe Megalopolis is on a growth trajectory that only shows signs of acceleration on the horizon.

1. https://seekingalpha.com/article/4155536-collectibles-drive-toy-market-funko-wheel

2. https://ecommercedb.com/en/store/bigbadtoystore.com#general-information

3. https://www.owler.com/company/toywiz#financials

4. *https://www.glassdoor.com/Overview/Working-at-Entertainment-Earth-EI_IE868800.11,30.htm

Previous Offerings

Between Oct. 2019 and April 2020, we sold **207,468** shares of common stock in exchange for $0.63 per share under Regulation Crowdfunding.

Other offerings:

- **Date of offering:** March 2, 2018
  Type of security sold: Debt
  Final dollar amount sold: $1,250,000.00
  Use of proceeds: Warehouse & showroom build-out, web development, advertising, inventory
  Offering exemption relied upon: 506(b)
  Shares Sold: 0
- **Date of offering:** September 28, 2018
  Type of security sold: Common Stock
  Final dollar amount sold: $200.00

Use of proceeds: No money raised; shares issued to advisor.
Offering exemption relied upon: Section 4(a)(2)
Shares Sold: 200000

- **Date of offering:** September 28, 2018
  Type of security sold: Common Stock
  Final dollar amount sold: $125.00
  Use of proceeds: None raised; shares for ongoing employment
  Offering exemption relied upon: Section 4(a)(2)
  Shares Sold: 125000
- **Date of offering:** September 27, 2017
  Type of security sold: Common Stock
  Final dollar amount sold: $6,000.00
  Use of proceeds: Founder Shares
  Offering exemption relied upon: Section 4(a)(2)
  Shares Sold: 6000000
- **Date of offering:** September 27, 2017
  Type of security sold: Common Stock
  Final dollar amount sold: $3,000.00
  Use of proceeds: Founder shares
  Offering exemption relied upon: Section 4(a)(2)
  Shares Sold: 3000000

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

I. 2018 was Toy Overlord's first full year of operation. We recorded about $735k in total revenue, and finished with a net loss of roughly (1.2M). This loss position is a reflection of our having invested debt capital into growth and infrastructure. It is not a true operational loss per se.

We invested a great deal of our capital into customer acquisition in 2018, spending roughly $500,000 on advertising. This number encompasses PPC ads on Facebook and Google, as well as promotional product items (including Toy Overlord pack-ins), placements on industry blogs, and more. We've seen the fruits of these efforts come to bear in 2019 & 2020, as our customer repeat rate has risen to over 40%.

Other sunk and front-loaded costs from our first year of operation include the build-out of our retail and warehouse location (roughly $120,000), customization for our web site ($20,000) and the purchase of furniture/fixtures ($30,000). Still, we finished the year with over $100,000 in the bank and over $500,000 worth of inventory. And, thanks to the leasehold improvements, we also enjoyed the benefits of a brand new retail showroom within our distribution center (at little-to-no additional overhead) that produced a surprising amount of revenue ($370,000 between Aug. 2018 and March 2020) before being put on an indefinite hiatus for COVID-19 (our e-comm operations are still flourishing).

In fact, all of our 2018 investments that read as sizable year-one losses have produced huge gains in 2019. We have gone from $735,000 total revenue in 2018, to $2,200,000 in 2019 and $1.2M YTD with $3.5M projected in 2020 (As of May 13). We posted a net income of roughly (450k) for 2019--cutting our burn rate to nearly a third of its 2018 figure despite also tripling income.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $20,000. [*The Company intends to raise additional funds through an equity financing*.]

Debt

- Owed to: Black Oak Capital Partners
  Amount owed: $1,857,426.00
  Interest rate: 12.5%
  Maturity date: February 28, 2021
  Material terms: UCC-1 on assets; 15% Common Stock Warrant

- Owed to: United Debt Settlement
  Amount owed: $285,870.64
  Interest rate: 0%
  Maturity date: November 28, 2021
  Material terms: There are no other material terms to this debt

- Owed to: Shopify Capital
  Amount owed: $36,537.87
  Interest rate: 17%

Maturity date: July 1, 2020

Material terms: There are no other material terms to this debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matt Westover

Positions and offices currently held with the issuer:

- Position: President, Founder, CEO and Director
  Dates of Service: September 27, 2019 - present
  Responsibilities: Executive financial management, operations oversight, marketing direction. Annual salary of $96,000.

Other business experience in the past three years:

Name: Kailey Austin-Westover

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer and Director
  Dates of Service: February 1, 2019 - present
  Responsibilities: Oversee and manage business systems in conjunction with one another. Annual salary of $60,000.
- Position: Treasurer
  Dates of Service: August 1, 2019 - present
  Responsibilities: Manage flow and appropriation of funds.

Other business experience in the past three years:

- Employer: Keller Williams
  Title: Transaction Coordinator
  Dates of Service: February 1, 2014 - February 25, 2018
  Responsibilities: Handle agency deal flow

Name: Josh Broderick

Positions and offices currently held with the issuer:

- Position: Personnel Director/Customer Service Dept. Head
  Dates of Service: February 1, 2019 - present
  Responsibilities: Manage procedures of customer service department and report customer trends. Manage employee logistics. Annual salary of $48,000.
- Position: Secretary
  Dates of Service: February 1, 2019 - present
  Responsibilities: To record minutes at board meetings and to schedule/facilitate said meetings

Other business experience in the past three years:

- Employer: Taco Bell
  Title: Shift Manager
  Dates of Service: July 1, 2017 - February 25, 2018
  Responsibilities: Oversee shift employees/operations

Name: Chris Trutanich

Principal Occupation: Founder/CEO

Employer: Manhattan Mobile

Dates of Service: November 1, 2011 - present

Hours worked at Principal Occupation: 40+ (Megalopolis is primary client)

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer and Director
  Dates of Service: February 1, 2019 - present
  Responsibilities: Gauge technical feasibility of projects and orchestrate development. Annual salary of $36,000.

Other business experience in the past three years:

- Employer: Manhattan Mobile
  Title: Founder/CEO

Dates of Service: November 1, 2011 - present
Responsibilities: Head project development and manage dev. staff

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock (CS)	Matt Westover	5,475,000 shares		___54___%
(CS Warrant)	Black Oak Capital Partners	1,500,000		
Common Stock (CS)	Kim Westover	200,000 shares		___2___%
Common Stock (CS)	Kailey Austin-Westover	100,000 Shares		1%
Common Stock (CS)	Josh Broderick	100,000 Shares		1%
Common Stock (CS)	Chris Trutanich	100,000 Shares		1%

RELATED PARTY TRANSACTIONS

Name of person: Kim Westover
Relationship to company: Family member
Nature / amount of interest in the transaction: To help son (Matt Westover) establish business.
Material terms of transaction: Loaned $15,000 (No interest) in 2017 to help with formational expenses.
Paid back with proceeds of Black Oak Loan.

- Name of person: Kim Westover
  Relationship to company: Family member
  Nature / amount of interest in the transaction: To provide business & marketing counsel on ongoing basis (advisory capacity)
  Material terms of transaction: Received 200,000 shares (2%) for longtime, running advisory counsel

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2018, 8,082,468 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

a. Voting rights - One vote per share unless otherwise (legally) indicated
b. Dividends - Shareholders are entitled to dividends on a per-share basis. Dividends are initiated by board majority.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

TOY OVERLORD INC

By

Name   Matthew Westover
:

Title: Chief Executive Officer

DocuSigned by:

Matt Westover 5/13/2020

879773B4A94041B...

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Matthew Westover, Principal Executive Officer of TOY OVERLORD INC, hereby certify that the financial statements of TOY OVERLORD INC included in this Report are true and complete in all material respects.

DocuSigned by:

Matt Westover

879773B4A94041B...

Principal Executive Officer

Megalopolis
Profit and Loss
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019
Income							
40000 Sales of Product Income	123,369.82	166,631.70	252,079.18	227,268.54	230,713.00	176,317.36	316,293.76
41000 Shipping Income	8,026.27	6,925.62	8,113.18	8,957.74	6,603.53	8,307.68	17,318.86
45000 Refunds, Returns, & Discounts	-11,539.09	-10,744.24	-18,962.82	-12,306.73	-14,406.79	-16,939.04	-28,829.25
Total Income	$ 119,857.00	$ 162,813.08	$ 241,229.54	$ 223,919.55	$ 222,909.74	$ 167,686.00	$ 304,783.37
Cost of Goods Sold							
30356 Stripe Fees	913.20	672.39	1,093.76	870.04	767.40	1,220.91	2,671.28
50000 Cost of Goods Sold	88,501.23	110,390.95	181,693.80	168,999.25	152,059.27	113,006.43	239,784.68
Inventory Adjustment							
Total 50000 Cost of Goods Sold	$ 88,501.23	$ 110,390.95	$ 181,693.80	$ 168,999.25	$ 152,059.27	$ 113,006.43	$ 239,784.68
50350 Merchant Account Fees	9,387.05	20,918.05	30,288.89	23,122.57	26,537.57	15,980.97	37,821.10
61800 Outbound Shipping	12,351.61	45,075.20	38,172.44	45,683.78	51,693.51	20,257.32	29,348.29
Total Cost of Goods Sold	$ 111,153.09	$ 177,056.59	$ 251,248.89	$ 238,675.64	$ 231,057.75	$ 150,465.63	$ 309,625.35
Gross Profit	$ 8,703.91	-$ 14,243.51	-$ 10,019.35	-$ 14,756.09	-$ 8,148.01	-$ 17,220.37	-$ 4,841.98
Expenses							
60000 Ask Client	0.00	0.00	0.00				
60100 Advertising & Marketing	29,288.15	32,122.66	37,647.07	22,165.64	26,877.36	26,563.34	30,218.79
60400 Bank Charges & Fees	202.00	200.18	199.72	730.97	2,377.13	4,042.75	893.48
60450 Black Oak Management Fee	-4,166.67						
60520 Start Up Expense			14.04	14.04	14.04	14.04	14.04
60900 Dues and Subscriptions	996.26	949.30	1,033.33	1,126.06	5,189.41	2,277.47	8,834.67
61000 Insurance			32.14	39.81	88.58		
61100 Interest Paid	-4,241.61	-247.19	1,707.18	10,840.13	17,935.29	25,593.98	39,021.10
61200 Legal & Professional Services	1,387.85	1,827.38	3,089.90	561.48	5,361.82	2,716.40	7,861.13
61400 Meals	541.26	195.50	278.63	200.87	1,275.65	303.81	152.59
61450 Entertainment							277.97
61600 Office Expenses	8,585.15	24,993.83	3,063.55	32,086.05	7,668.14	513.19	3,089.72

61700 Office Supplies		1,363.17	168.63	380.67	150.99	207.85	110.92
62000 Contractors		9,456.00	2,391.14	9,377.98	9,364.61		
63000 Wages & Salaries	51,584.38	26,260.64	33,175.92	70,195.23	56,488.51	38,297.81	72,766.98
63100 Payroll Tax Expense			2,282.21	3,120.11	5,747.13		4,097.14
63950 Payroll Processing Fee	299.46	-73.00	401.74	377.08	362.74	85.00	0.00
64110 Expos & Conferences							895.50
64200 Rent & Lease	5,180.00			5,008.00	5,000.00	2,500.00	17,500.00
64300 Repairs & Maintenance			265.00				
64400 Research and Development							
64800 Taxes & Licenses				15.00			
64900 Warehouse Supplies & Maintenance		73.90		22.50			
65000 Travel	81.48	1,626.04	49.95	51.95			34.25
65200 Airfare					2,868.60		180.00
65300 Gas & Transportation		1,304.64		12.63	703.30	6.49	26.72
65400 Travel Meals		1,436.46		20.98			767.45
65500 Hotel							136.63
Total 65000 Travel	**$ 81.48**	**$ 4,367.14**	**$ 49.95**	**$ 85.56**	**$ 3,571.90**	**$ 6.49**	**$ 1,145.05**
67000 Utilities	173.88	447.14	403.02	1,414.80	981.88	993.58	713.10
69000 Uncategorized Expense							
Health Insurance							
Total Expenses	**$ 89,911.59**	**$ 101,936.65**	**$ 86,203.17**	**$ 157,761.98**	**$ 148,455.18**	**$ 104,115.71**	**$ 187,592.18**
Net Operating Income	**-$ 81,207.68**	**-$ 116,180.16**	**-$ 96,222.52**	**-$ 172,518.07**	**-$ 156,603.19**	**-$ 86,895.34**	**-$ 192,434.16**
Other Income							
71000 Interest Income	4.40	3.63	1.13	1.47	6.68	1.11	8.21
Cash Back		4,286.58	424.91				
Total Other Income	**$ 4.40**	**$ 4,290.21**	**$ 426.04**	**$ 1.47**	**$ 6.68**	**$ 1.11**	**$ 8.21**
Other Expenses							
82000 Parking and Tolls					2.00		
90010 Webporium Customer PR			6,192.48	7,006.44	7,822.81	-96.80	15,406.47
Debt Settlement							
Debt Settlement Seized? (Ecommerce/Sales Adj)							

Fees Associated With United Settlement							
United Debt Forgiveness							
United Debt Settlement Interest							
Total Debt Settlement	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Other Expenses	$ 0.00	$ 0.00	$ 6,192.48	$ 7,006.44	$ 7,824.81	$ 96.80	$ 15,406.47
Net Other Income	$ 4.40	$ 4,290.21	-$ 5,766.44	-$ 7,004.97	-$ 7,818.13	$ 97.91	-$ 15,398.26
Net Income	-$ 81,203.28	-$ 111,889.95	-$ 101,988.96	-$ 179,523.04	-$ 164,421.32	-$ 86,797.43	-$ 207,832.42

Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019	Total
234,275.97	101,736.58	41,521.27	173,474.33	163,311.56	2,206,993.07
6,858.05	4,798.07	3,702.68	15,507.39	11,194.38	106,313.45
-17,699.90	-16,597.95	-13,143.86	-17,399.48	-12,444.46	-191,013.61
$ 223,434.12	$ 89,936.70	$ 32,080.09	$ 171,582.24	$ 162,061.48	$ 2,122,292.91
1,489.56	980.22	866.50	533.43	454.57	12,533.26
154,745.36	69,988.75	29,618.09	150,838.72	123,193.82	1,582,820.35
56.29				-1,180,049.62	-1,179,993.33
$ 154,801.65	$ 69,988.75	$ 29,618.09	$ 150,838.72	-$ 1,056,855.80	$ 402,827.02
29,029.64	9,573.99	700.05	3,776.80	4,924.10	212,060.78
56,583.63	14,808.71	381.55	2,147.87	28,681.03	345,184.94
$ 241,904.48	$ 95,351.67	$ 31,566.19	$ 157,296.82	-$ 1,022,796.10	$ 972,606.00
-$ 18,470.36	-$ 5,414.97	$ 513.90	$ 14,285.42	$ 1,184,857.58	$ 1,149,686.91
					0.00
20,929.59	18,240.08	187.92	18,022.41	30,930.56	293,193.57
2,067.75	2,145.97	3,402.56	131.44	-4,782.36	11,611.59
					-4,166.67
14.04	14.04	14.04	14.04	14.04	140.40
7,438.43	6,190.04	293.20	19,398.78	14,425.85	68,152.80
				527.08	687.61
35,230.11	23,651.53	2,362.91		160,028.18	311,881.61
1,575.60	5,583.05	5,000.00		250.00	35,214.61
269.72	560.80	162.47	431.00	349.85	4,722.15
96.13				103.85	477.95
11,042.79	1,320.66	244.59	334.61	586.90	93,529.18

103.61		44.38	174.54		2,704.76
3,000.00	-1,055.03		13,322.64		45,857.34
103,928.62	37,374.81	34,559.24	22,001.01	62,909.39	609,542.54
1,086.90					16,333.49
280.00	106.38	139.94	0.00	93.47	2,072.81
					895.50
5,000.00	8,006.00			8,503.00	56,697.00
					265.00
			31.67	13.97	45.64
				4,418.02	4,433.02
	15.01				111.41
379.14	47.77				2,270.58
	422.59				3,471.19
310.82	185.09		232.53		2,782.22
742.16					2,967.05
	415.05				551.68
$ 1,432.12	**$ 1,070.50**	**$ 0.00**	**$ 232.53**	**$ 0.00**	**$ 12,042.72**
94.99	238.81		2,407.50		7,868.70
	360.00				360.00
		263.54			263.54
$ 193,590.40	**$ 103,822.65**	**$ 46,674.79**	**$ 76,502.17**	**$ 278,371.80**	**$ 1,574,938.27**
-$ 212,060.76	**-$ 109,237.62**	**-$ 46,160.89**	**-$ 62,216.75**	**$ 906,485.78**	**-$ 425,251.36**
1.48	1.92			1.62	31.65
					4,711.49
$ 1.48	**$ 1.92**	**$ 0.00**	**$ 0.00**	**$ 1.62**	**$ 4,743.14**
			6.75	2.25	11.00
2,421.66	15,801.16	4,101.86	21,535.61	15,520.37	95,712.06
					0.00
				110,036.74	110,036.74

			1,643.00	6,234.97	7,877.97
				-203,785.00	-203,785.00
				57,539.00	57,539.00
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 1,643.00**	**-$ 29,974.29**	**-$ 28,331.29**
$ 2,421.66	**$ 15,801.16**	**$ 4,101.86**	**$ 23,185.36**	**-$ 14,451.67**	**$ 67,391.77**
-$ 2,420.18	**-$ 15,799.24**	**-$ 4,101.86**	**-$ 23,185.36**	**$ 14,453.29**	**-$ 62,648.63**
-$ 214,480.94	**-$ 125,036.86**	**-$ 50,262.75**	**-$ 85,402.11**	**$ 920,939.07**	**-$ 487,899.99**

Megalopolis
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 Business Interest Checking (5761)	-42.05
11100 Shopify Holding	2,495.51
11200 Stripe Holding	17,555.54
Amazon Holding	26,683.29
Authorized.net Holding	2,073.55
Checking	11,301.59
Savings	576.62
Total Bank Accounts	**$ 60,644.05**
Accounts Receivable	
43000 Partial.ly AR	8,291.95
Total Accounts Receivable	**$ 8,291.95**
Other Current Assets	
13000 Inventory Asset	930,239.78
14998 Loan To Matt Westover	16,391.00
14999 Loan To Ben Westover	5,135.00
Total Other Current Assets	**$ 951,765.78**
Total Current Assets	**$ 1,020,701.78**
Fixed Assets	
14450 Website Development	13,925.00
14500 Intangible Assets	12,766.66
14550 R & D Assets - Product Development	10,161.34
14900 Accumulated Amortization	-8,322.30
15300 Furniture & Fixtures	28,460.75
15400 Leasehold Improvements	106,387.34

15900 15900 Accumulated Depreciation		-11,869.37
Total Fixed Assets	**$**	**151,509.42**
Other Assets		
19000 Security Deposits		35,604.00
19200 Startup Costs		5,815.15
19300 Loan Fees		107,871.50
Total Other Assets	**$**	**149,290.65**
TOTAL ASSETS	**$**	**1,321,501.85**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)		94,554.51
Total Accounts Payable	**$**	**94,554.51**
Credit Cards		
21500 American Express 1001		29,142.72
Total Credit Cards	**$**	**29,142.72**
Other Current Liabilities		
24200 Shopify Loan		100,086.97
Debt Discount Shopify		-10,723.60
Total 24200 Shopify Loan	**$**	**89,363.37**
25000 Merchant Fee Payable		4,322.34
26000 Sales Tax Payable		57,943.02
27200 Gift Card Liability		1,102.02
Amazon Loan		20,992.44
Debt Discount Revenue Based FI Group		-4,844.41
Total Amazon Loan	**$**	**16,148.03**
Sellers Funding		2,210.82
United Debt Payable		185,007.84
Total Other Current Liabilities	**$**	**356,097.44**
Total Current Liabilities	**$**	**479,794.67**

Long-Term Liabilities

26100 Deferred Rent Liability	14,324.00
29000 Black Oak Loan	1,909,780.00
29100 BO - Bridge Note Payable	607,426.00
Total Long-Term Liabilities	**$ 2,531,530.00**
Total Liabilities	**$ 3,011,324.67**

Equity

30000 Opening Balance Equity	75.00
31000 Owner Contributions	4,870.10
31100 Partner Distributions	-16,426.60
32000 Owner Draws	-2,729.43
33000 Retained Earnings	-1,209,992.42
Four Horsemen LLC	6,828.24
StartEngine	15,452.28
Net Income	-487,899.99
Total Equity	**-$ 1,689,822.82**
TOTAL LIABILITIES AND EQUITY	**$ 1,321,501.85**

Toy Overlord, Inc. dba Megalopolis Toys

Financial Statements
(Unaudited)

For the year ended
December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS

Index to Financial Statements
(Unaudited)



SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Toy Overlord, Inc. dba Megalopolis Toys
3753 State Street
South Salt Lake, UT 84115

We have reviewed the accompanying financial statements of Toy Overlord, Inc. dba Megalopolis Toys, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017, respectively, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Sadler Gibb & Assoc.

Salt Lake City, UT
October 25, 2019

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | Main: 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109 | Provo: 3507 N University Ave #100, Provo, UT 84604

1

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Balance Sheets
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets:		
Cash and equivalents	$ 116,772	$ 475
Inventory	505,600	237
Total Current Assets	622,372	712
Property and equipment, net	122,979	-
Intangible assets, net	19,617	-
Other assets	27,638	-
Total Assets	$ 792,606	$ 712
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 113,559	$ 1,352
Accounts payable - related party	3,449	-
Accrued expenses	129,844	-
Notes payable, current, net	628,906	-
Warrant liability	343,073	-
Notes payable, related party	-	14,640
Total Current Liabilities	1,218,831	15,992
Notes payable, net of current portion	1,219,048	-
Deferred rent liability	24,591	6,979
Total Liabilities	2,462,470	22,971
Commitments and contengencies	-	-
Common stock, $0.001 par value; 10,000,000 shares authorized; 9,325,000 and 9,000,000 issued and outstanding as of December 31, 2018 and 2017, respectively	9,325	9,000
Additional paid in capital	52,563	(9,000)
Treasury stock, at cost	(11,250)	-
Accumulated deficit	(1,720,502)	(22,259)
Total Stockholders' Deficit	(1,669,864)	(22,259)
Total Liabilities and Stockholders' Deficit	$ 792,606	$ 712

See accompanying notes and independent accountants' review report

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Operations
(unaudited)

	For the year ended December 31, 2018		For the period from September 26, 2017 to December 31, 2017	
Revenues	$	749,509	$	887
Cost of Revenues		694,335		189
Gross Profit		55,174		698
Operating Expenses				
General and administrative		1,448,195		22,957
Professional Fees		50,285		-
Research and development		10,161		-
Total Operating Expenses		1,508,641		22,957
Loss from operations		(1,453,467)		(22,259)
Other Income (Expense)				
Other income		299		-
Interest expense		(245,075)		-
Total Other Income (Expense)		(244,776)		-
Loss before provision for income taxes		(1,698,243)		(22,259)
Provision for income taxes		-		-
Net loss	$	(1,698,243)	$	(22,259)
Loss per share				
Basic and diluted	$	(0.21)	$	(0.00)
Weighted average common shares outstanding - basic and diluted		8,179,726		9,000,000

See accompanying notes and independent accountants' review report

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Stockholders' Equity
For the Year Ended December 31, 2018 and the Period from September 26, 2017 (inception) to December 31, 2017
(unaudited)

| | Common Stock | | Additional Paid-In | Treasury Stock | | Accumulated | Stockholders' |
	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit
September 26, 2017 (Inception) - Founders' stock issued upon formation of the Company	9,000,000	$ 9,000	$ (9,000)	-	$ -	$ -	$ -
Net loss for period ended December 31, 2017	-	-	-	-	-	(22,259)	(22,259)
Balance, December 31, 2017	9,000,000	$ 9,000	$ (9,000)	-	$ -	$ (22,259)	$ (22,259)
Repurchase of treasury shares				(1,125,000)	(11,250)		(11,250)
Shares issued for services	325,000	325	61,563	-	-		61,888
Net loss for year ended December 31, 2018	-	-	-	-	-	(1,698,243)	(1,698,243)
Balance, December 31, 2018	9,325,000	$ 9,325	$ 52,563	(1,125,000)	$ (11,250)	$ (1,720,502)	$ (1,669,864)

See accompanying notes and independent accountants' review report

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Cash Flows
(unaudited)

	For the year ended December 31, 2018		For the period from September 26, 2017 to December 31, 2017	
Cash flows from operating activities				
Net loss	$	(1,698,243)	$	(22,259)
Adjustments to reconcile net loss				
to net cash provided by operating activities				
Depreciation expense		11,869		-
Amortization		1,075		-
Amortization of debt discount		74,256		-
Warrant expense		343,073		-
Shares issued for services		61,888		-
Changes in current assets and liabilities				
Inventory		(505,363)		(237)
Deposits		(27,638)		-
Accounts payable		104,622		1,352
Related party payables		3,449		-
Deferred rent		17,612		6,979
Accrued expenses		137,429		-
Net cash used in operating activities		(1,475,971)		(14,165)
Cash flows from investing activities				
Purchase of leasehold improvements		(106,387)		-
Purchase of furniture and fixtures		(28,461)		-
Website development costs		(20,692)		-
Repurchase of treasury stock		(11,250)		-
Net cash used in investing activities		(166,790)		-
Cash flows from financing activities				
Proceeds from notes payable		1,929,315		-
Proceeds from related party notes		360		14,640
Payments on notes payable		(155,617)		-
Payments on related party notes		(15,000)		-
Net cash provided by financing activities		1,759,058		14,640
Net increase in cash		116,297		475
Cash, beginning of period		475		-
Cash, end of period	$	116,772	$	475
SUPPLEMENTAL CASH FLOW DISCLOSURES				
Cash paid for interest	$	118,437	$	-
Cash paid for taxes	$	-	$	-

See accompanying notes and independent accountants' review report

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Toy Overlord, Inc. dba Megalopolis Toys ("the Company") is a Delaware corporation formed on September 26, 2017 with operations consisting of sales of collectibles through online sales and its brick and mortar location. The Company maintains its principal office, retail location, and distribution center in South Salt Lake, Utah and sells to customers throughout the United States.

Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost, determined on a first-in, first-out method, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We review inventories on hand at least monthly and record provisions for estimated excess, slow moving and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs of property and equipment are charged to operations as incurred. Leasehold improvements are amortized over the lesser of the base term of the lease or estimated life of the leasehold improvements. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Furniture and fixtures	5 years
Leasehold improvements	5 years

Depreciation expense for the year ending December 31, 2018 and 2017 were $11,869 and $-0-, respectively.

Website development costs
The Company capitalizes certain external and internal costs, incurred in connection with the development of its website. These costs are capitalized beginning when the Company has entered the application development stage and cease when the project is substantially complete and is ready for its intended use. The website development costs are amortized using the straight-line method over the estimated useful life of three years. These capitalized costs and related amortization are included in intangible assets.

Long-lived assets
We periodically review the carrying amount of our depreciable long-lived assets for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flow.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition
The Company adopted ASC 606 effective January 1, 2018 using the modified retrospective method which would require a cumulative effect adjustment for initially applying the new revenue standard as an adjustment to the opening balance of retained earnings and the comparative information would not require to be restated and continue to be reported under the accounting standards in effect for those periods.

Based on the Company's analysis, the Company did not identify a cumulative effect adjustment for initially applying the new revenue standard. The Company principally generates revenue through providing products.

We sell our products through a combination of a direct sales from the Company's physical location in South Salt Lake, independent sales representatives in international markets, and sales through our website and Amazon. Revenue is recognized when a customer obtains control of promised goods based on the consideration we expect to receive in exchange for these goods. This core principle is achieved through the following steps:

Identify the contract with the customer. A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party s rights regarding the goods to be transferred and identifies the payment terms related to these goods, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. We do not have significant costs to obtain contracts with customers.

Identify the performance obligations in the contract. Generally, our contracts with customers do not include multiple performance obligations to be completed over a period of time. Our performance obligations generally relate to delivering single-use products to a customer, subject to the shipping terms of the contract. We have a limited return policy, under which we typically accept returns and provide refunds. We do not have significant returns.

Determine the transaction price. Payment by the customer is due under customary fixed payment terms, and we evaluate if collectability is probable. None of our contracts as of December 31, 2018 contained a significant financing component. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, rebates, discounts, and other adjustments. The estimates of variable consideration are based on historical payment experience, historical and projected sales data, and current contract terms. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Allocate the transaction price to performance obligations in the contract. We typically do not have multiple performance obligations in our contracts with customers. As such, we generally recognize revenue upon transfer of the product to the customer's control at contractually stated pricing.

Recognize revenue when or as we satisfy a performance obligation. We generally satisfy performance obligations at a point in time upon shipment, in accordance with the terms of each contract with the customer. We do not have significant service revenue.

Reserves are recorded as a reduction in net sales and are not considered material to our statements of operations for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017.

Cost of goods sold
The Company includes product costs, shipping and handling expense, production-related depreciation expense and product license agreement expense in cost of goods sold.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Research and Development
Research and development costs are expensed as incurred.

Stock based compensation
The Company recognizes compensation expense for stock-based awards issued to employees in recognition of their services and efforts for the Company. These awards were issued in the form of common stock at fair value.

Distinguishment of Liabilities from Equity
The Company relies on the guidance provided by ASC Topic 480, *Distinguishing Liabilities from Equity*, to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet ("temporary equity"). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e. at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement-The Company records its financial instruments classified as liability, temporary equity or permanent equity at issuance at fair value.

Subsequent Measurement - Financial instruments classified as liabilities-The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Income Taxes
The Company accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes ("Topic 740"), which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of December 31, 2018, and 2017, the Company had no accrued interest or penalties related to uncertain tax positions. The Company files an income tax return in the U.S. federal jurisdiction and the state of California.

Advertising
Advertising costs are expensed as incurred and included in general and administrative expenses. Advertising expenses amounted to $501,943 and $-0- for the years ended December 31, 2018 and 2017 respectively.

Concentration of Credit Risk
The Company maintains their cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. The Company did not have cash in excess of federally insured limits of as of December 31, 2018 and 2017.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments
The Company has adopted ASC Statement 820, "Fair Value of Financial Instruments." For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

   Level 1: Quoted market prices in active markets for identical assets or liabilities.
   Level 2: Observable market-based inputs or inputs that are corroborated by market data.
   Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value of accounts receivable, deposits and prepaid expenses, accounts payable, and accrued liabilities approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest of credit risks arising from these financial instruments.

Earnings per share
The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the periods presented. The computation of fully diluted earnings per share includes common stock equivalents outstanding at the balance sheet date. The Company's common stock equivalents were not included in the loss per share computation because their inclusion would be anti-dilutive. The Company had common stock equivalents consisting of warrants of 1,892,308 and 0 at December 31, 2018 and 2017, respectively.

Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Liquidity and Going Concern
Historically, the Company has incurred net losses and negative cash flows from operations. As of December 31, 2018, the Company had an accumulated deficit of $1,720,502 and total stockholders' deficit of $1,669,864. At December 31, 2018, the Company had current assets of $622,372 including cash of $116,772, and current liabilities of $1,218,831, resulting in negative working capital of $1,841,203. For 2018, the Company reported a net loss of $1,698,243 and net cash used by operating activities of $1,475,971. Management believes that based on its operating plan, the projected sales for 2019, combined with funds available from its working capital will be sufficient to fund operations for the next twelve months. However, there can be no assurance that operations and operating cash flows will continue at the current levels or improve in the near future. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can raise additional capital. These uncertainties cast significant doubt upon the Company's ability to continue as a going concern. Our financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should we be unable to continue as a going concern.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which makes many changes to accounting for leases. For private companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact this new standard will have on its financial statements and related disclosures.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2 – INVENTORIES

Inventories as of December 31, 2018 and 2017, consisted of the following:

	December 31, 2018	December 31 2017
Finished goods	$ 505,600	$ 237
Work-in-process	-	-
Raw materials	-	-
Total Inventories	$ 505,600	$ 237

Note 3 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018 and 2017 consisted of the following:

	2018	2017
Furnitures and fixtures	28,461	-
Leasehold improvements	106,387	-
Total	134,848	-
Accumulated depreciation	(11,869)	-
Net book value	122,979	-

Depreciation expense for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017 was $11,869 and $-0-, respectively.

Note 4 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2018 and 2017

	2018	2017
Accrued liabilities	8,333	-
Accrued interest	52,382	-
Credit cards	69,129	-
Total payable	129,844	-

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 5 – DEBT

Asset Based Loans

On February 28, 2018, the Company entered into a Senior Credit Agreement with Black Oak Capital Management, LLC ("Black Oak") which grants a continuing security interest in all of the Company's business equipment, accounts receivable, intellectual property, rights, licenses, claims, assets and properties of any kind whatsoever, whether now owned or hereafter acquired, real, personal, tangible, intangible or of any nature or value, wherever located, together with all proceeds including insurance proceeds as defined in the agreement. The agreement provides for the issuance of loans in the aggregate principal amounts of $1,250,000 with the "First Loan" being in the amount of $775,000 and "Remaining Loans" being in one or more installments in multiples of $50,000. The notes bear an interest rate of 15% per annum (20% default rate) and are due February 28, 2021. As of December 31, 2018, the Company had received net proceeds of $1,172,500 with total issuance costs of $77,500. Accrued interest on these notes was $45,651 as of December 31, 2018.

In connection with the "First Loan" the Company issued Warrant No. 1 such that such shares would have 11.625% of the Common Stock of the Company, on a fully-diluted basis. Each "Remaining Loan" included the issuance of "Additional Warrants" to purchase shares of Capital Stock representing approximately 1.5% of the Capital Stock of Borrower on a fully-diluted basis for each $100,000.00 of Remaining Loan made on the Closing Date of each Remaining Loan on a pro rata basis. The "Additional Warrants" totalled 7.125% with the same terms as Warrant No. 1, such that such shares would have an aggregate 18.75% of the Common Stock of the Company, on a fully diluted basis.

On August 8, 2018, the Company entered into a Business Loan Agreement with QuarterSpot for net proceeds of $76,360 with total issuance costs of $6,640. The note has a maturity date of August 7, 2019 at an interest rate of 35% and requires payments of $1,359 each week. Accrued interest on this note was $-0- as of December 31, 2018.

In September 2018, Black Oak and the Company agreed to amend the Senior Credit Agreement to allow for issuances of "Bridge Loans" up to $607,426. Each note issued under the amendment has the same terms as the Black Oak Senior Credit Agreement with the exception of a maturity date of December 31, 2019 at an interest rate of 18% per annum. As of December 31, 2018, the Company had received net proceeds of $577,055 with total issuance costs of $30,372. Accrued interest on these notes was $6,732 as of December 31, 2018.

Receivables Financing

On August 31, 2018, the Company entered into a Future Receivables Sale Agreement with Green Capital Funding, LLC granting a security interest in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $3,600 related to the financing. The Company received net proceeds of $56,400 from the funding. The agreement requires payments of $894 each business day, as defined in the "Agreement" resulting in total repayment of $89,400 which includes a finance fee of $29,400. The agreement has an effective interest rate of 311%. The agreement is personally guaranteed by an officer and majority shareholder of the Company.

On September 12, 2018, the Company entered into a Future Receivables Sale Agreement with High Speed Capital, LLC granting a security interest in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $3,000 related to the financing. The Company received net proceeds of $47,000 from the funding. The Agreement requires payments of $745 each business day, as defined in the "Agreement" resulting in total repayment of $74,500 which includes a finance fee of $24,500. The agreement has an effective interest rate of 364%. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 5 – DEBT - CONTINUED

The following table shows the outstanding balances as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Black Oak Loans	$ 1,250,000	$ -
Black Oak Bridge Loans	607,426	-
QuarterSpot Note	54,033	-
Green Capital	17,880	-
High Speed Capital	19,370	-
Less debt discount and debt issuance costs	(100,755)	-
	$ 1,847,955	$ -

Future minimum principal payments on our long-term debt as of December 31, 2018, are as follows:

Years ending December 31,	Future Minimum Principal Payments
2019	628,907
2020	-
2021	1,219,048
Total future minimum principal payments	$ 1,847,955

Note 6 – STOCKHOLDERS' EQUITY

Common stock
The Company has authorized the issuance of 10,000,000 shares of its common stock with par value of $0.001.

During the year ended December 31, 2017, the Company issued 9,000,000 founders shares at par value.

During the year ended December 31, 2018, the Company repurchased 1,125,000 common shares for $11,250 as treasury stock which was accounted for using the cost method. The Company issued 325,000, at a fair value of $0.19 per share as stock-based compensation to employees for services rendered and recognized $61,888 in expense.

Common stock warrants
During the year ended December 31, 2018 warrants were issued in connection with Black Oak loans in Note 5 which, after exercise, would account for a total of 18.75% of the common shares outstanding. The warrants carry an exercise price of $10, are immediately vested upon issuance, and have a remaining average expected life of 9.17 years. The Company calculated the warrants would total 1,892,308 shares with a fair value of $343,073 as of December 31, 2018. The warrants have been valued using the Black Scholes Model using a stock price at valuation date of $0.1829, a Risk Free Rate of 2.87%, and a Volatility of 200%.

Because the warrants embody an unconditional obligation to transfer a variable number of shares the Company has accounted for the warrants as a liability under ASC 480. There was no change in the valuation from the date of issuance to the re-measurement date of December 31, 2018.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 6 – STOCKHOLDERS' EQUITY – CONTINUTED

A summary of the Company's common stock warrants for the years ended December 31, 2018 and 2017 are as follows:

Stock Warrants	Number of warrants	Weighted average exercise price
Balance at December 31, 2016	-	-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2017	-	-
Granted	1,892,308	$10.00
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2018	1,892,308	$10.00

Note 7 – FAIR VALUE MEASUREMENT

Our financial assets and (liabilities) carried at fair value measured on a recurring basis as of December 31, 2018 and 2017, consisted of the following:

	Level 1	Level 2	Level 3
Warrant liability	-	-	$ 343,070
2018 Total	-	-	$ 343,070
2017 Total	-	-	-

The warrant liability was calculated using the Black Scholes Model.

Note 8 – INCOME TAXES

The provision for income taxes for the year ended December 31, 2018 and 2017 consists of the following:

	For the year ended December 31, 2018	For the period from September 26, 2017 to December 31, 2017
Current:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred:		
Federal	-	-
State	-	-
	-	-
Total provision for (benefit from) income taxes	-	-

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 8 – INCOME TAXES - CONTINUED

Net deferred tax assets consist of the following components as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Deferred Tax assets:		
(21% Federal, 5% Avg. Corp. Rate)		
Net operating loss carry forwards	$ 304,589	$ 4,674
Warrant expense	72,045	-
Interest expense - debt discount	14,912	-
Meals	361	-
Depreciation and amortization	(25,826)	-
Impairment Expense	-	-
prior state tax benefit		-
Valuation allowance	(366,083)	(4,674)
Total	$ -	$ -

Reconciliation of the statutory federal income tax to the Company's effective tax:

	2018	2017
Tax at statutory rate (21%)	(355,949)	(4,674)
Non-deductible expenses	61,493	-
State tax benefit, net of federal tax effect	(66,952.34)	-
	-	-
Change in valuation allowance	361,408	4,674
Total	-	-

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets of the Company will not be fully realizable for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017. Accordingly, management had applied a full valuation allowance against net deferred tax assets as of December 31, 2018 and 2017.

The valuation allowance increased by approximately $356,734 and increased approximately $4,674 during the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017.

As of December 31, 2018, the Company had approximately $304,589 of federal net operating loss carry forwards available to reduce future taxable income which will begin to expire in 2037 for both federal and state purposes.

The Company is filing income tax returns with the United States federal government, and the state of Utah. The Company's tax years 2017 through 2018 will remain open for examination by the federal and state authorities for three and four years, respectively, from the utilization of any net operating loss credits.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 8 – INCOME TAXES - CONTINUED

On December 22, 2017, the Tax Cuts and Jobs Act pf 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). The Act reduces the federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. ASC 470 requires the Company to remeasure the existing net deferred tax asset in the period of enactment. The Act also provides for immediate expensing of 100% or the costs of qualified property that is incurred and placed in service during the period from September 27, 2017 to December 31, 2022. Beginning January 1, 2023, the immediate expensing provision is phased down by 20% per year until it is completely phased out as of January 1, 2027. Additionally, effective January 1, 2018, the Act imposes possible limitations on the deductibility of interest expense. As a result of the provisions of the Act, the Company's deduction for interest expense could be limited in future years. The effects of other provisions of the Act are not expected to have a material impact on the Company's financial statements.

Note 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company currently leases office and warehouse space under a single lease agreement set to expire during 2023. The lease includes escalating lease payments of approximately 4% per year which results in a difference between straight line rent and actual payments. This difference is recorded as deferred rent and is listed as deferred rent liability on the Balance Sheet.

Future minimum lease payments for the next five years under the lease above are summarized as follows:

Year	Payments
2019	$ 185,810
2020	104,538
2021	108,949
2022	113,588
2023	29,508
Thereafter	-
	542,393

Debt Covenants
The Black Oak Senior Credit Agreement in Note 5 has covenants to achieve a minimum gross revenue of $1,200,000 as of December 31, 2018, to achieve a minimum EBITDA of $100,000 as of December 31, 2018, and to maintain a minimum cash balance of $350,000 at all times. As of December 31, 2018, the Company is not in compliance with these covenants.

Note 10 – SUBSEQUENT EVENTS

On April 26, 2019, the Company entered into a Capital Loan Agreement (the "Agreement") with Shopify Inc. granting a security interest, as defined in the Agreement, in the Company's present and future accounts, balances in such Accounts, general intangibles, receivables, payment intangibles, cash and cash equivalents. The Company received net proceeds of $100,000. This Agreement has a maturity date of April 26, 2020 at an interest rate of 12% per annum. The Agreement requires daily payments equal to 15% of revenue received through Shopify sales each day with a minimum bi-monthly total of $18,667 in payments.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 10 – SUBSEQUENT EVENTS - CONTINUED

On May 23, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with Green Capital Funding, LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $6,265 related to the financing. The Company received net proceeds of $71,535 from the funding. The Agreement requires payments of $1,349 each business day, as defined in the "Agreement" resulting in total repayment of $173,750 which includes a finance fee of $48,750 and $47,200 still outstanding from the August 31, 2018 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On June 28, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with Mantis Funding LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $2,799 related to the financing. The Company received net proceeds of $47,201 from the funding. The Agreement requires payments of $920 each business day, as defined in the "Agreement" resulting in total repayment of $74,000 which includes a finance fee of $24,000. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On July 1, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with World Global Capital LLC d/b/a Fast Cash Advance granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $800 related to the financing. The Company received net proceeds of $40,000 from the funding. The Agreement requires payments of $618 each business day, as defined in the "Agreement" resulting in total repayment of $55,600 which includes a finance fee of $15,600. The Agreement is personally guaranteed by an officer and majority shareholder of the Company

On August 1, 2019, the Company entered into a Capital Loan Agreement (the "Agreement") with Shopify Inc. granting a security interest, as defined in the Agreement, in the Company's present and future accounts, balances in such Accounts, general intangibles, receivables, payment intangibles, cash and cash equivalents. The Company received net proceeds of $58,000. This Agreement has a maturity date of April 26, 2020 at an interest rate of 12% per annum. The Agreement requires daily payments equal to 17% of revenue received through Shopify sales each day with a minimum bi-monthly total of $10,827 in payments.

On August 29, 2019 the Company entered into a Future Receivables Sale Agreement (the "Agreement") with High Speed Capital, LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $7,515 related to the financing. The Company received net proceeds of $55,807 from the funding. The Agreement requires payments of $1,668 each business day, as defined in the "Agreement" resulting in total repayment of $208,500 which includes a finance fee of $58,500 and $86,678 still outstanding from the September 12, 2018 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On September 9, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with World Global Capital LLC d/b/a Fast Cash Advance granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $1,500 related to the financing. The Company received net proceeds of $24,418 from the funding. The Agreement requires payments of $675 each business day, as defined in the "Agreement" resulting in total repayment of $69,500 which includes a finance fee of $19,500 and $24,082 still outstanding from the July 1, 2019 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 10 – SUBSEQUENT EVENTS - CONTINUED

On September 13, 2019, The Company entered into a settlement agreement with Brady Hansen and Collective Holdings, LLC to repurchase 1,875,000 for a total of $100,000 with $10,000 paid upon execution of the agreement and the remaining $90,000 secured by a Promissory Note with a payment of $40,000 due on or before December 31, 2019 and a second payment of $50,000 due on or before June 30, 2020.

On September 31, 2019, the Company issued 200,000 shares of common stock, at a fair value of $0.63 per share, to employees for outstanding service to and efforts on behalf of the Company.

On October 3, 2019, the Company entered into a Consolidation and Settlement Agreement (the "Agreement") with United Settlement for American Express balances totaling $44,092. The Agreement requires monthly payments of $1,305.97, which includes a bank fee of $19.95 per payment, with a maturity date of October 3, 2021.

On October 3, 2019, the Company entered into a Consolidation and Settlement Agreement (the "Agreement") with United Settlement for the Company's outstanding notes payable. The Agreement requires semi-monthly payments, on the 3rd and 18th of every month, of $6,337.28, which includes a bank fee of $19.95 per payment, an administrative fee of $2,911.21 for the first 14 payments. The Agreement has a maturity date of November 3, 2021.